NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

SOUTHWEST GOLD ZONE EXPANDS AT COPPERSTONE

October 22, 2008 - American Bonanza Gold Corp. TSX: (BZA) ("Bonanza") drilled additional high gold grades during the current exploration program in the Southwest gold zone at the 100% owned Copperstone Project in Arizona. The Southwest gold zone could contain enough high grade gold to enhance the economics of mining the main high grade gold resources at Copperstone, and is located about 1,000 meters southwest of the open pit, underground mine workings, and the current resources.

The new Southwest gold zone drill hole assay results are:

- 3.0 meters grading 10.5 grams per tonne gold in drill hole 08CS-45
          - includes 1.5 meters grading 17.2 grams per tonne gold

- 9.1 meters grading 5.4 grams per tonne gold also in drill hole 08CS-45
          - includes 1.5 meters grading 14.3 grams per tonne gold

- 0.9 meters grading 17.3 grams per tonne gold also in drill hole 08CS-45
           - includes 0.6 meters grading 23.8 grams per tonne gold

- 4.6 meters grading 2.1 grams per tonne gold in drill hole 08CS-46
           - includes 1.5 meters grading 3.8 grams per tonne gold

- 4.6 meters grading 3.9 grams per tonne gold in drill hole 08CS-47

The two previously announced drill results from holes to the northwest and southeast of 08CS-45 are:

- 5.2 meters grading 18.3 grams per tonne gold in drill hole 07CS-30

- 4.6 meters grading 12.3 grams per tonne gold in drill hole 07CS-31

Drill hole 08CS-45 contains three gold zones and was drilled between the two best previous drill holes in the Southwest zone, holes 07CS-30 and 07CS-31, located to the northwest and southeast of 08CS-45, along strike, suggesting strike continuity of this high grade mineralized zone. The Southwest zone is now identified by six drill holes with significant gold intercepts, has a known strike length of at least 250 feet, and is open along strike to the north, and along its entire length to the east and west, up and down dip.

Drill hole 08CS-45 represents early assay results from the Company’s Phase 3 exploration drilling campaign, which has been ongoing during the summer, and additional assay results are expected soon. Follow up drilling is being planned for the Southwest gold zone. A map showing the Phase II drill results can be found on the Company's website at:

http://www.americanbonanza.com/i/misc/Copperstone_drillSWfinal.jpg

Hole ID	From (m)	To (m)	Length (m)	(Gold g/t)	Comment
08CS-45	150.9	154.0	3.0	10.5	Southwest Zone
including	150.9	152.4	1.5	17.2	“
08CS-45	201.2	210.4	9.1	5.4	“
including	207.3	208.8	1.5	14.3	“
08CS-45	294.5	295.4	0.9	17.3	“
including	294.8	295.4	0.6	23.8	“
08CS-46	135.7	140.2	4.6	2.1	“
including	135.7	137.2	1.5	3.8	“
08CS-47	157.0	161.6	4.6	3.9	“

Other Business

Bonanza’s economic studies examining the potential for placing Copperstone into production continue, and additional news regarding progress is expected soon. Bonanza remains confident in continuing rising gold prices in the current economic environment, and believes that at current and rising gold prices Copperstone could be a profitable mine. Achieving production at Copperstone remains Bonanza’s highest priority.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold project in Arizona and the Northway gold project in Quebec. Bonanza is well financed with no long-term debt and no gold hedges.

For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com

The qualified person who is responsible for the preparation of the technical information in this press release is Jose Portacio, Bonzanza's Project Manager for Copperstone. Mr. Portacio is a qualified person as defined by National Instrument 43-101 guidelines.

The drill samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza's facilities are secure, inside the fenced compound. The core is transported to Bonanza's core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples. The samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. Samples are routinely assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. Standards are routinely inserted for assay. Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com